SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(D)(1) or 13(E)(1) of the
Securities Exchange Act Of 1934

NEUBERGER BERMAN REAL ESTATE SECURITIES INCOME FUND INC.
(Name of Subject Company (Issuer))

NEUBERGER BERMAN REAL ESTATE SECURITIES INCOME FUND INC.
(Name of Filing Person (Issuer))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

64190A103
(CUSIP Number of Class of Securities)

Robert Conti
 Chief Executive Officer and President
Neuberger Berman Real Estate Securities Income Fund Inc.
c/o Neuberger Berman Investment Advisers LLC
1290 Avenue of the Americas
 New York, New York 10104-0002
Telephone:  (877) 628-2583
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

Arthur Delibert
K&L Gates LLP
1601 K Street, NW
Washington, DC  20006
Telephone:  (202) 778-9042

Calculation of Filing Fee

Transaction Valuation*      Amount Of Filing Fee*
       Not Applicable       Not Applicable

*	No filing fee is required because this filing includes only preliminary communications made before the commencement of a tender offer.

⁪
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

⁪ third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
⁪ going-private transaction subject to Rule 13e-3.
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ⁪

Items 1-11.

Not applicable.

Item 12. Exhibits.

Exhibit No.	Document
99.1	Press release issued by the Fund dated October 3, 2017.

Item 13.

Not applicable.